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04010867

March 17, 2004

04 MAR 29 AM 7:21

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Judiciary Plaza
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Força e Luz Cataguazes-Leopoldina
File No. 82-5147

Dear Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents that Companhia Força e Luz Cataguazes Leopoldina (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, in each case since February 11, 2004 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

dlw 3/29

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3147-5600.

Very truly yours,

Miguel S. Lawson

Schedule I

1. Notice of Cancellation of the Extraordinary Shareholders' Meeting of February 18, 2004, dated February 12, (English translation attached hereto as Exhibit 1).

2. Relevant Information, dated February 13, 2004 (English translation attached hereto as Exhibit 2).

3. Relevant Information on Asset Sale, dated February 20, 2004 (English translation attached hereto as Exhibit 3).

4. Investor Relations Monthly Report Edition No. 01/2004, dated February 20, 2004 (English translation attached hereto as Exhibit 4).

5. Notice, dated March 2, 2004 (English translation attached hereto as Exhibit 5).

6. Notice, dated March 5, 2004 (English translation attached hereto as Exhibit 6).

COMPANHIA FORÇA E LUZ CATAGUAZES LEOPOLDINA

04 MAR 29 AM 7:21

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
PUBLICITY TRADED CORPORATION
Corporate Tax No. (CNPJ/MF): 19.527.639/0001-58

Cancellation of the Extraordinary Shareholders' Meeting of February 18, 2004

The Company's Board of Directors, which includes representatives of the shareholders party to the "Shareholders' Agreement", hereby gives notice to the Company's shareholders that it has unanimously decided that the Extraordinary Shareholders' Meeting to be originally held in February 18, 2004 at 10:00 am shall not be held. The Call Notices published in the Minas Gerais newspaper on January 17, 20 and 22, 2004, and in the Gazeta Mercantil newspaper on January 16, 19 and 20, 2004 have therefore been annulled.

Cataguases, February 12, 2004.

Ivan Müller Botelho
Chairman of the Board

04 MAR 29 AM 7:21

COMPANHIA FORÇA E LUZ CATAGUAZES LEOPOLDINA

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Publicity Traded Corporation
CNPJ (Federal Taxpayers' No.) 19.527.639/0001-58

Relevant Information

Pursuant to the provisions established in CVM Directive 358/02, the company COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA ("CFLCL"), hereby informs its shareholders and the market of the following:

A legal ruling was handed down on February 11, 2004 concerning the interlocutory appeal lodged by CFLCL against the shareholders Fondelec Essential Services Growth Fund, L.P. and The Latin America Energy and Electricity Fund I, L.P, establishing that the court deposit effected, as addressed by the notice issued previously, merely represents a guarantee covering the payment of the dividends at a future date. The ruling further established the suspension of the effectiveness of the resolutions approved at the Extraordinary Shareholders' Meeting held by CFLCL on December 09, 2003.

A ruling has been handed down concerning the interlocutory appeal lodged by Gipar S/A against Fondelec Essential Services Growth Fund, L.P. and The Latin America Energy and Electricity Fund I, L.P., granting the request to reconsider the appeal decisions, thereby re-establishing the effectiveness of the injunction, which had suspended the effectiveness of the amendments to the bylaws approved at the aforesaid Shareholders' Meeting, which was also extended to the similar appeal lodged by CFLCL.

Cataguases, February 13, 2004.

Mauricio Perez Botelho
Investor Relations Director

04 MAR 29 AM 7:21

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
Publicity Traded Corporation
CNPJ (Federal Taxpayers' No.) 19.527.639/0001-58

Relevant Information
Asset Sale

In due accordance with art. 3 of CVM Instruction 358/2002 and further to the Relevant Information published on November 07, 2003, the company Companhia Força e Luz Cataguazes-Leopoldina ("CFLCL") hereby gives notice that:

- On December 24, 2003, Brascan Energética S/A and Brascan Natural Resources S/A (referred to collectively as "BRASCAN") and CFLCL irrevocably and irreversibly executed the Purchase and Sale Agreement of Shares in the Centrais Hidrelétricas Grapon S/A (a CFLCL subsidiary) which is the controlling shareholder of the Ivan Botelho I and Túlio Cordeiro de Mello Small Hydroelectric Power Plants ("Power Plants"), **involving the transfer of the loans of R$51.7 million** taken out from the Banco Nacional de Desenvolvimento Econômico e Social (National Development Bank) to build said Power Plants;

- Prior consent from the regulatory agency and debenture holders concerning the sale of said shares was also obtained in December 2003;

- the aforementioned Agreement was settled as of this date, which provided CFLCL **with cash amount of approximately R$80.0 million.** This transaction resulted **in positive earnings for the 2003 fiscal year of approximately R$45.2 million,** net of book value of the assets sold.

Cataguases, February 20, 2004.

Mauricio Perez Botelho
Investor Relations Director

File No. 82-5147

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

BOVESPA

Ticket Symbol
FLCL

ADR - American Depositary Receipts - Nivel 1
USA
Código dos Recibos
CFLPY - Preferenciais "A"
CFLCY - Ordinárias

04 MAR 29 AM 7:21

Investor Relations Monthly Report - Edition # 01/2004 - February 20th, 2004

Sale completed of two SHPs for R$131.7 million

In due accordance with art. 3 of CVM Instruction 358/2002 and further to the Relevant Information published on November 7, 2003, the company Companhia Força e Luz Cataguazes-Leopoldina ("CFLCL") gives notice that on December 24, 2003, Brascan Energética S/A and Brascan Natural Resources S/A (referred to collectively as "BRASCAN") and CFLCL irrevocably and irreversibly executed the Purchase and Sale Agreement of Shares in the Centrais Hidrelétricas Grapon S/A (a CFLCL subsidiary) which is the controlling shareholder of the Ivan Botelho I and Túlio Cordeiro de Mello Small Hydroelectric Power Plants ("Power Plants"), involving the transfer of the loans of **R$51.7 million** taken out from the Banco Nacional de Desenvolvimento Econômico e Social (National Development Bank) to build said Power Plants. Prior consent from the regulatory agency and debenture holders concerning the sale of said shares was also obtained in December 2003. The aforementioned Agreement was settled on February 20, 2004, which provided CFLCL with cash amount of approximately **R$ 80.0 million.** This transaction resulted in positive earnings for the 2003 fiscal year of approximately **R$45.2 million**, net of book value of the assets sold.

Another SHP (24 MW) enters in commercial operation

The Ormeo Junqueira Botelho SHP, the new name of the old Cachoeira Encoberta SHP, was built in just 18 months and began operating commercially at the end of December, despite the array of geological surprises encountered on the land which it occupies in the Muriaé region (Minas Gerais state). This is the fourth of the five SHPs currently under construction to have begun operating commercially this year. Including the 24 MW installed capacity (102 GWh annual production capacity) introduced by this SHP, the Sistema Cataguazes-Leopoldina now has an installed capacity of approximately 190 MW (1,175 GWh annual production capacity), which corresponds to roughly 20% of its retail market.

Consolidated operating revenue of Cataguazes-Leopoldina was R$1,320 million in 2003

The consolidated gross operating revenue of Cataguazes-Leopoldina (CFLCL) reached R$1,320 million in 2003, which represents an increase of 25.5% on 2002. The invoiced revenue in December was R$132 million. This performance is mainly due to the energy sales increase in the concession area of its subsidiary Saelpa, which have set a new record for the second consecutive month. Saelpa sales in December was 206 GWh, up 7.7% against December 2002 and 1.6% over November 2003. The consolidated electricity sales have risen by 7.1% in 2002, reaching 5,891 GWh, which is mainly due to the increasing energy sales made by the subsidiaries Saelpa, CELB and Energipe, which operate in the Brazilian Northeast region.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators - In 2003

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	272	72	399	89	460	1,320
Gross Revenue Growth - % (*)	25.4	20.0	31.3	17.1	16.5	25.5
Electricity Sales - GWh	962	276	1,859	524	2,269	5,891
Retail Market						
• Residential	297	124	447	117	721	1,705
• Industrial	316	57	782	284	684	2,122
• Commercial	132	55	264	68	339	859
• Other classes	217	40	366	55	525	1,205
Sales Increase - % (*)	1.1	3.6	7.1	8.7	10.1	7.1
• Residential	1.8	5.5	9.7	7.0	10.2	8.0
• Industrial	- 2.3	- 4.3	3.1	10.1	7.3	4.3
• Commercial	3.0	4.0	9.2	6.2	8.7	7.4
• Other classes	3.9	9.5	11.2	8.3	14.8	11.1

(*)In relation of 2002

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

This report is neither an offer nor a recommendation of investment. No liability will be accepted for the misuse of the above information.

5

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Publicity Traded Corporation

CNPJ (Federal Taxpayers' No.) 19.527.639/0001-58

04 MAR 29 AM 7:21

Notice

In response to the "Notice" published yesterday, March 02, 2004, in the "O Globo" newspaper by Fondelec Essential Services Growth Fund, L.P. and The Latin America Energy and Electricity Fund I, L.P. (collectively referred to as "Fondelec"), the company Companhia Força e Luz Cataguazes-Leopoldina hereby states that:

- To the company's surprise, there was no fresh news which could have given cause for Fondelec to publish the Notice. This was simply a desperate attempt to destabilize the market and to further hidden objectives, to the detriment of the Company, its minority shareholders and the market in general.

- The Company refers once again to the Relevant Information it published concerning the sale of assets that generated funds of around R$ 80 million and a profit of some R$ 45.2 million, demonstrating the Company's financial capability to pay dividends in the 2003 fiscal year.

- All the proposals submitted to the Extraordinary Shareholders' Meeting ("AGE") held on December 9th, 2003 had been previously analyzed and deemed to be in compliance with corporate law and the regulations governing the distribution of electricity by the respective regulatory agencies: Comissão de Valores Mobiliários - CVM (Brazilian Securities and Exchange Commission) and the Agência Nacional de Energia Elétrica – Aneel (National Electricity Regulatory Agency).

- The effectiveness of the aforementioned resolutions has been suspended by temporary legal rulings, which can still be overturned by the appeals that have already been lodged by the company.

- Fondelec failed to mention in its Notice the speeches given to the Federal Senate by the right Hon Senator Mr. Eduardo Azeredo (PSDB/MG), on February 11, 2004 and by the right Hon. Senator Mrs. Maria do Carmo Alves (PFL/SE), on February 18, 2004, the first of which condemned the hostile attempt to take over the control of the Company and the second of which expressed concern at the control of the company moving to overseas companies and the maintenance of the services that are essential to the Brazilian population. Both Senators represent states in which the company operates either directly or through its subsidiaries.

- It should be noted that a considerable number of minority preferred shareholders, who are traditional investors in the company, have also lodged appeals against the legal ruling, with a view to upholding the resolutions taken at the AGE and receiving their respective dividends.

- The company is awaiting its appeals to be analyzed and judged, and has great faith in the Courts of the states of Rio de Janeiro and is confident that Truth and Justice will eventually prevail.

Cataguases, March 02, 2004.

Mauricio Perez Botelho
Investor Relations Director

6

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Publicity Traded Corporation
Corporate Taxpayers' No. (CNPJ) 19.527.639/0001-58

Notice

In response to the "Public Notice" ("Notice") published by the National Association of Capital Market Investors ("ANIMEC"), the company Companhia Força e Luz Cataguazes-Leopoldina hereby states that:

As is widely known, all the amendments to the bylaws proposed to the Extraordinary Shareholders' Meeting held on December 9, 2003 (" AGE") had been duly analyzed and deemed in compliance with corporate law and public energy distribution regulations, by the respective regulatory agencies: the Comissão de Valores Mobiliários – CVM (Brazilian Securities And Exchange Commission) and the Agência Nacional de Energia Elétrica – ANEEL (National Electricity Regulatory Agency).

The arguments issued by ANIMEC is therefore impartial and has been made with the sole intention of distorting public opinion, given that the resolutions had been analyzed and deemed in compliance by the CVM, which discredited the supposed losses claimed by the minority shareholders in the complaint filed to the aforementioned authority. It should also be noted that capital reduction is a common transaction in the capital market, and over 50 instances of this transaction involving publicly traded companies, including those composing the BOVESPA index, have been registered over the past few years.

In respect of the sale of the Small Hydroelectric Power Plants ("Power Plants"), it should be stressed that the sale was approved by the board representatives of the following shareholders currently engaged in legal proceedings against the company, namely Alliant Energy Holdings do Brasil Ltda., Fondelec Essential Services Growth Fund, L.P. and The Latin America Energy and Electricity Fund, L.P.

The fact that the Company made a profit in 2003 must have annoyed greatly ANIMEC and the minority shareholders it represents, who are clearly being led by the aforementioned shareholders engaged in legal proceedings against the company, as it completely undermines the legal argument that the Company cannot afford to the payout dividends. Any market analyst who had analyzed the sale impartially and comprehensively in the interests of the Company and not from the point of view of a party involved in legal proceedings, would recommend the sale in light of the profit resulting therefrom. The R$80 million raised from the sale of the Power Plants, plus the R$51.7 million debt transfer, both demonstrate the company has the funds to pay out dividends, which have already been deposit in court.

The company acted in compliance with the provisions of CVM Instruction 358/2002, requiring the market being formed immediately of any important facts which may influence

decisions taken by investors, by publishing the Notice announcing the R$45.2 million profit resulting from the sale of the Power Plants. The information is complete and opportune, in contrast to the claims made by ANIMEC, and the financial information requested by ANIMEC concerning the fourth quarter and accordingly the 2003 financial year shall be provided within the time period established by the Brazilian corporate law.

Lastly, there are minority shareholders who, alongside the company, are legally defending the resolutions taken at the AGE, these shareholders have been long-standing Company investors for a number of decades, unlike those investors ANIMEC claims to represent, which are nothing more than market speculators looking for quick profits, even if this is to the detriment of the company.

The Company therefore reiterates that all the resolutions adopted at the AGE are legal and comply with corporate law and the public electrical power service regulations. It also reiterates that the Notice published by ANIMEC proves nothing other than the notice in question, which was published in several national publications at great cost (which is out of line with standard procedure and cost a great deal more than would be expected) is not the result of any serious analysis of corporate law and capital market legislation, neither is it an effective economic/financial examination of the Company's financial situation.

The company further states that it has no knowledge of the sources providing information to ANIMEC, as in contrast to standard procedure, the hasty judgment handed down by ANIMEC was made without any contact whatsoever with the Company.

To conclude, the company is still awaiting its appeals to be analyzed and judged, and has great faith in the Courts of the states of Rio de Janeiro and is confident that Truth and Justice will prevail!

Cataguases, March 5, 2004

Mauricio Perez Botelho
Investor Relations Director